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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                             SEMOTUS SOLUTIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   81684P 206
                                 (CUSIP Number)

                                 MARCH 28, 2008
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

     CUSIP No. 81684P 206

1.   NAME OF REPORTING PERSON

     ANTHONY N. LAPINE

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not applicable  (a) ---
                     (b) ---

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

Number of Shares Beneficially Owned by Each Reporting Person With

5.   SOLE VOTING POWER

     451,250

6.   SHARED VOTING POWER

     250,150

7.   SOLE DISPOSITIVE POWER

     451,250

8.   SHARED DISPOSITIVE POWER

     250,150

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     701,400

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

     Not applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     31%*

12.  TYPE OF REPORTING PERSON (See Instructions)

     IN

* Based on 2,249,164 shares of common stock of the issuer outstanding as of March 28, 2008, 2008.

ITEM 1.

(a) Name of Issuer: Semotus Solutions, Inc.

(b) Address of Issuer's Principal Executive Offices:

718 University Ave., Suite 202, Los Gatos, CA 95032

ITEM 2.

(a) Name of Person Filing: Anthony N. LaPine

(b) Address of Principal Business Office:

718 University Ave., Suite 202, Los Gatos, CA 95032

(c) Citizenship: USA

(d) Title of Class of Securities: Common Stock, $.01 par value

(e) CUSIP No.: 81684P 206

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR
13D-2(B), check whether the person filing is a:

Not applicable.

ITEM 4. OWNERSHIP.

(a) Amount Beneficially Owned: 701,400

(b) Percent of Class: 31%*

(c) Number of
shares as to which such person has:

(i) sole power to vote or to direct the vote: 451,250 (1)

(ii) shared power to
vote or to direct the vote: 250,150 (2)

(iii) sole power to dispose or to direct the disposition of: 451,250 (1)

(iv) shared power to dispose or to direct the disposition of: 250,150 (2)

(1) Includes 51,250 shares held directly and 400,000 shares underlying stock options exercisable within 60 days.

(2) Includes 150 shares held directly by Pamela LaPine and 250,000 shares underlying stock options exercisable within 60 days held by Pamela LaPine, Mr. LaPine's wife.

* Based on 2,249,164 shares of common stock of the issuer outstanding as of March 28, 2008.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: APRIL 7, 2008                                /S/ ANTHONY N. LAPINE
                                                   ANTHONY N. LAPINE